

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 24, 2008

Mr. James Monroe III
Chairman of the Board and Chief Executive Officer
Globalstar, Inc.
461 South Milpitas Blvd.
Milpitas, CA 95035

> **Re: Globalstar, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007 as amended**
> **File No. 001-33117**

Dear Mr. Monroe:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director